Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime ANNOUNCES A sale and bareBoat back transaction FOR ITS VESSEL GLBS mAGIC

Glyfada, Greece, December 30, 2024 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has closed a $25 million sale and bareboat agreement through its wholly owned subsidiary, Paralus Shipholding S.A., with an unrelated Japanese third party, with respect to the approximately 64,000 dwt bulk carrier “GLBS Magic” which was delivered from its builder, the Nantong Cosco Khi Ship Engineering Co., Ltd. shipyard in China on September 20, 2024. The Company has sold the GLBS Magic to an unrelated third party for $25 million and has bareboat chartered back the vessel for (i) a fixed amount equal to $2,250 per day for the first three years from the delivery date, $2,550 per day for the next two years, $2,850 per day for the three years following, and $2,950 per day for the final two years plus (ii) a variable amount priced at Term SOFR plus a 2.1% margin of the outstanding lease obligation. As part of this transaction, the Company has continuous options to buy back the vessel following the third anniversary of its delivery to the purchaser, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, the Company has an obligation to buy back the vessel at a purchase price of $15,400,500, if not purchased earlier. The sale and bareboat charter back transaction closed on December 23, 2024. The bareboat charter contains certain covenants and agreements customary for financing agreements of this type.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of ten dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 734,249 dead weight tons and a weighted average age of 7.8 years as at December 30, 2024.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr